November 3, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Staff Attorney
Michael F. Johnson, Staff Attorney

Re:	Isilon Systems, Inc.
Form 10-K for the fiscal year ended December 31, 2009, filed February 5, 2010
File No. 001-33196

Dear Messrs. Crispino and Johnson:

Isilon Systems, Inc. (the “Company”) submits this letter in response to the comment contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated October 6, 2010 (the “Comment Letter”) relating to the above referenced filing.

Item 11. Executive Compensation (incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Compensation Discussion and Analysis

2009 Executive Compensation Overview and Expectations for 2010

Performance-Based Incentive Compensation, page 32

1.

We note your response to prior comment 1 and are unable to concur with your position that your disclosure of the goals reasonably threatens competitive harm. Where targets are tied to company-wide financial results that are publicly reported, such as your annual revenue and non-GAAP operating income, companies should plan to disclose these kinds of performance targets if material to their compensation policies and decisions. We note your statement that disclosure of performance goals would inform your competitors of specific goals/expectations for your business, financial and operational strategies, but it is unclear how providing historical performance targets would provide specific insight into your plans for “growth, investment in research and development, potential geographic expansion and allocation of resources, such as investment in new sales

November 3, 2010

personnel.” Further, it is unclear how historical performance targets could be used to extrapolate “specific stretch goals related to top line and bottom line metrics.”

In your next response, please provide support for the conclusion that disclosure of goals for a completed financial period reasonably threatens competitive financial harm or disclose your goals for fiscal 2009.

Company Response:

We respectfully reiterate to the Staff our position set forth in our prior response letters (most recently on September 22, 2010), that disclosure of such information is not required and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. We further assert that, at this relatively early stage in Isilon’s history, particularly as there is increasing investor focus, fierce competition and ongoing consolidation in the overall data storage sector, disclosure of target revenue and target non-GAAP operating income goals for completed fiscal periods or otherwise would likely cause substantial harm to our competitive position. As set forth further below, we assert and believe that (i) disclosure of specific target revenue and profitability/income goals, even historically, would cause harm as we believe that analysts, investors and competitors would seek to utilize such specific enumerated financial goals as de facto models and predictors for future financial results in the then-current fiscal year (notwithstanding whether the Company had provided any such public guidance), and (ii) such information would unfairly provide our competitors with closely guarded, confidential and trade secret information as to specific financial goals and gain unfair insight into our business strategy and operational goals based on an analysis of our historical performance goals and as compared to our actual performance.

As more fully described in our periodic reports, we provide and sell scale-out data storage systems and related software applications. Our Company and this sector overall have experienced significant growth over the past year. Any projections or internal performance measures as to such past or future growth during this period of apparent sector expansion, in our view, stand a high probability of being utilized in unintended ways with harmful impact to the Company.

Internal Performance Metrics / Goals as De Facto Future Guidance

In the year following the Company’s initial public offering in late 2006, the Company ceased providing specific financial guidance to investors. Only recently (in early 2010), has the Company commenced providing additional financial guidance to the market. Given the relatively limited nature and history of the Company providing such guidance (revenue or otherwise), we believe the disclosure of our top-line and bottom line performance goals (even historical) unfairly locks the Company into effectively providing guidance, and also may have the unintended and harmful consequence of confusing the market, as analysts and investors would potentially develop shadow guidance based on those enumerated target numbers. For example, if our 2010 performance goals were to be disclosed in our 2011 proxy statement, and the Company’s actual

November 3, 2010

results indicated that the specific target revenue amounts were exceeded by 50%, we believe that analysts and certain of our stockholders might conclude that any 2011 revenue guidance provided by the Company should be considered in light of that delta (comparing the specific target revenue number with the actual revenue) and potentially artificially inflate the Company’s 2011 guidance thus setting potentially inaccurate expectations.

We further believe an important point in considering what other public companies may do or assert in this regard is the relative size of such companies compared to Isilon. Isilon is simply not at a size and scale of an IBM, EMC or Apple where stockholders and analysts will not necessarily look to our specific numeric performance, or “stretch,” goals (in terms of revenue or profitability) for insight into our future financial performance. At Isilon’s current size and position in the sector, we strongly believe that disclosure of such specific performance goals would confuse investors and analysts and potentially cause inaccurate expectations, and demonstrably increase the possibility of a negative impact on the Company’s stock price and resulting substantial harm to our growing brand and sector position relative to our competitors.

Transparency of Data Underlying Goals

As stated in our September 22, 2010 response, we believe that disclosure of our specific revenue goals and non-GAAP operating income goals would allow our competitors to glean sensitive information on our internal, strategic plans. For example, by comparing our actual revenue and non-GAAP operating income (and non-GAAP operating income as a percentage of revenue) to the respective goals for the period, a competitor would be able to determine whether we had invested in expansion plans and whether such plans had resulted in projected sales or failed to result in such sales. Moreover, a competitor with knowledge of our sales channels and existing distribution partnerships (which are evident based on our current public disclosures and are hotly contested and competitive for key enterprise accounts and geographic expansion) would be able to draw conclusions about our sales wins, or losses, by comparing our actual revenue to our projected revenue versus our performance goal. As the current highest growth participant in the overall storage sector on a percentage basis, incumbent and legacy storage providers are increasingly focused on maintaining “account control” and limiting our further footprint in key accounts and geographies. The provision of any additional internal performance metrics/measures, we believe, can and will be used aggressively against us by competitors.

In conclusion, for the reasons set forth above and in our prior submissions, we firmly believe that disclosure of our historical performance goals would cause substantial competitive harm to Isilon. We believe stockholders and analysts will use any such information in unintended ways to potentially generate inaccurate expectations of the Company’s future performance. We also believe that such information constitutes internal confidential information that can and will be used by our competitors to unfairly discern and dissect specific areas of focus and investment for the Company.

* * * * *

November 3, 2010

We appreciate the Staff’s comment and request that the Staff contact Drew Markham of Wilson Sonsini Goodrich & Rosati at (206) 883-2500 or the undersigned at (206) 315-7500 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

Isilon Systems, Inc.

/s/ Keenan M. Conder
Keenan M. Conder
Vice President, General Counsel and Corporate Secretary

cc:	William D. Richter, Isilon Systems, Inc.

Drew G. Markham, Wilson Sonsini Goodrich & Rosati, P.C.